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February 8, 2024

Via EDGAR

Division of Corporate Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Mr. Steve Lo

Ms. Shannon Buskirk

Ms. Claudia Rios

Ms. Laura Nicholson

Re:	Lakeside Holding Limited

Responses to Staff’s Comments on Draft Registration Statement on Form S-1

Confidentially Submitted on January 11, 2024

CIK No. 0001996192

Dear Mr. Lo, Ms. Buskirk, Ms. Rios and Ms. Nicholson:

On behalf of our client, Lakeside Holding Limited, a Nevada corporation (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 29, 2024 on the Company’s draft registration statement on Form S-1 confidentially submitted on January 11, 2024 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form S-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Statement on Form S-1 submitted January 11, 2024

Cover Page

1.	We note your response to prior comment 1 and your revisions to the cover page, and we re-issue such comment. Disclose whether your offering is contingent upon final approval of your NASDAQ listing on your cover page.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Revised Draft Registration Statement to reflect that the completion of this offering is contingent upon the Nasdaq’s final approval of the Company’s listing application.

Prospectus Summary, page 1

2.	We note your response to prior comment 2, and your revised disclosure that you maintain “in-depth” connections with over 150 warehouses and distribution terminals in almost all transportation hubs in the U.S. Please revise to clarify the nature of such connections.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 40, and 55 of the Revised Draft Registration Statement accordingly.

Capitalization, page 37

3.	Your revised disclosure states the pro forma and pro forma, as adjusted columns include adjustments to reflect the issuance of 50,000 common shares in total in August and October 2023. However, your interim financial statements as of September 30, 2023, as presented in the filing, already include the issuance of these common shares, and therefore, they should not require pro forma adjustment. Please reconcile the inconsistencies in your disclosures and clarify whether additional shares were issued in October 2023.

The Company notes the Staff’s comment and respectfully clarifies to the Staff that, the Company has not issued additional shares since September 30, 2023.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 37 and 39 of the Revised Draft Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Cash Flows

Operating Activities, page 51

4.	We note from your revised discussions in response to prior comment 11 that you attribute the increase in cash provided by operating activities between the interim periods on page 51, and the decrease in cash provided by operating activities between years on page 52, to the changes in working capital due to timing of vendor payments, client payments and related parties payment. Please further discuss your payment terms with vendors and credit policies to your customers for each perspective period and what factors drive the different terms between periods.

In response to the Staff’s comment, the Company has revised the disclosure on pages 51 and 52 of the Revised Draft Registration Statement accordingly.

Business, page 55

5.	Please disclose, to the extent material to an understanding of the registrant, the need for any government approval of the registrant’s principal products or services and the effect of existing or probable governmental regulations on the business. Refer to Item 101(h)(4)(viii)-(ix) of Regulation S-K. In that regard, we note your disclosure that you are a cross-border supply chain solution provider with a primary focus on the Asian market including China and South Korea, and we also note your ownership interest in ABL Wuhan. However, we also note that your disclosure under “Government Regulations” beginning on page 66 appears to be limited to U.S. laws and regulations.

The Company notes the Staff’s comment and respectfully clarifies to the Staff that, while the Company positions itself as a cross-border supply chain solution provider with a strategic focus on the Asian market (in other words, serving Asia-based customers), its customers comprise both U.S.-based and Asia-based customers, and its supply chain solutions and services specifically cater to these customers’ requirements and needs in transporting goods into the U.S. As of the date of this prospectus, the Company maintains operations solely in the U.S. In addition, in the fiscal years ended June 30, 2022 and 2023 and the three months ended September 30, 2023, substantially all of the supply chain solutions and services that the Company offered to its customers were rendered in the U.S., regardless of where the relevant customers were based.

Therefore, the Company respectfully advises the Staff that, to the extent material to its understanding, the Company believes that its operations are substantially governed by U.S. laws and regulations, and that as of the date of this prospectus, the Company has obtained all licenses, permits and approvals from the relevant governmental authorities necessary for our business operations in the U.S., including but not limited to licenses of an ocean transportation intermediary, an indirect air carrier, a container freight station, and the licenses issued by the International Air Transport Association. The Company is not aware of any current foreign governmental regulations that impose material restraints on its business operations as of the date of this prospectus, to the extent material to its understanding. The Company further acknowledges to the Staff that in the course of its operations, it is committed to complying with applicable data protection laws and regulations that govern the privacy and security of data it handles, which are increasingly global in scope due to the nature of cross-border supply chain solutions.

The Company also notes the Staff’s comment with respect to the Company’s ownership of the 20% of equity interests in ABL Wuhan and respectfully advises the Staff that, (i) the Company treats such minority ownership in ABL Wuhan solely as a financial investment, (ii) the Company currently has no operational control over ABL Wuhan and does not participate or intend to participate in its day-to-day management, and (iii) the Company has no current plan to conduct any operations outside the U.S. through ABL Wuhan.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 7, 11, 12, 15, 16, 21, 22, 24, 27, 40, 55 and 66 of the Revised Draft Registration Statement accordingly.

Notes to Consolidated Financial Statements

Note 10 - Taxes, page F-25

6.	We note your response to prior comment 18. In addition, we note from pages F-26 to F-29 that you provide pro forma information illustrating the potential tax implications if the Company was to be treated as a C corporation rather than an S Corporation upon the Reorganization. Please also reclassify the amounts of undistributed earnings or losses from those periods being an S Corporation to additional paid in capital at the pro forma consolidated statement of changes in stock holders’ equity on page F-29. In addition, revise to provide footnotes to explain what adjustments you have made for the pro forma information and how these adjustments were derived.

In response to the Staff’s comment, the Company has revised the disclosure from page F-26 to F-30 of the Revised Draft Registration Statement accordingly.

Assuming the Company became a C Corporation since July 1, 2021, the accumulated undistributed retained earnings since July 1, 2021 has been reclassified to additional paid-in capital on the date to reflect assumptions on these pro forma consolidated statements of changes in stockholders’ equity.

Notes to Condensed Consolidated Financial Statements, page F-35

7.	We note at the bottom of each page of condensed consolidated financial statements on pages F-31, F-32 and F-33 that you state “retroactively restated for effect of the reorganization.” Please expand your footnote disclosure to detail what you restated for the effect of the reorganization and how these amounts were derived.

In response to the Staff’s comment, the Company has revised the footnote disclosure on pages F-3, F-5, F-6, F-28, F-29, F-30, F-32, F-33, F-34, F- 57, F-58 and F-59 of the Revised Draft Registration Statement accordingly.

8.	We note ABL Wuhan ceased to be a subsidiary after its deconsolidatation on August 4, 2023. However, we note several instances throughout your disclosures that continue to refer to “our subsidiary” or otherwise have not been updated to clarify that ABL Wuhan is no longer a subsidiary as of the end of the interim period ending September 30, 2023. Please revise and clarify your disclosures, as necessary.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-45 and F-54 of the Revised Draft Registration Statement accordingly.

Note 10 - Taxes, page F-53

9.	For comparable periods presented prior to becoming a C Corporation, pro forma presentations reflecting tax expense for earlier prior periods should continue to be presented for periods prior to becoming taxable using statutory rates in effect for the earlier period. Please revise your disclosures in your interim financial statements and footnotes accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-56 to F-59 of the Revised Draft Registration Statement accordingly.

Thank you for your assistance in this matter. You may contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge

cc:

Henry Liu, Chief Executive Officer, Lakeside Holding Limited

Richard A. Friedman, Esq., Partner, Sheppard, Mullin, Richter & Hampton LLP

Stephen A. Cohen, Esq., Partner, Sheppard, Mullin, Richter & Hampton LLP

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